SEC FILE NUMBER

000-29911

CUSIP NUMBER

78403A 01 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: July 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
The SCO Group, Inc.

Full Name of Registrant

Former Name if Applicable
355 South 520 West, Suite 100

Address of Principal Executive Office (Street and Number)
Lindon, Utah 84042

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a.	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	b.	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On September 14, 2007, The SCO Group, Inc. (the “Company”) and its wholly owned subsidiary, SCO Operations, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States

Bankruptcy Court, District of Delaware. The Company was unable to complete the preparation of the Form 10-Q Quarterly Report on a timely basis due to additional and unusual administrative work loads as a result of the bankruptcy filing.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bert B. Young	(801)	765-4999

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes☑ No☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes☑ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the three and nine months ended July 31, 2007 decreased by approximately 37% and 24%, respectively, from the three and nine months ended July 31, 2006. The decrease in revenue for the three and nine months ended July 31, 2007 was attributable to continued competitive pressures on the Company’s UNIX products and services as well as from continuing negative publicity related to our lawsuits with Novell and IBM which has adversely impacted our customers’ buying decisions.

The net loss for the three and nine months ended July 31, 2007 improved over the net loss for the three and nine months ended July 31, 2006 as a result of decreased operating costs and a decrease in cost of SCOsource licensing revenue, which were offset by a decrease in revenue as mentioned above .

The SCO Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 17, 2007	By	/s/ Bert B. Young
		Name:	Bert B. Young
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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